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                             November 17, 2022

       Alex Valdes
       Chief Financial Officer
       T Stamp Inc.
       3017 Bolling Way NE, Floors 1 and 2
       Atlanta, GA 30305

                                                        Re: T Stamp Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed April 7, 2022
                                                            File No. 001-41252

       Dear Alex Valdes:

              We have reviewed your November 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 20, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 48

   1. We note your response to prior comment 1. In your Form 10-K and subsequent Forms 10-
                                                        Q you disclose that
your auditor identified material weaknesses in relation to oversight functions to detect
errors that were present in your calculation of stock-based awards    as
                                                        well as the financial
reporting close process.    Considering you have not yet remediated
                                                        the material weaknesses
identified by your auditor and therefore, did not have corrective processes in place at
December 31, 2021 to identify such errors, it remains unclear how management determined
that the issues related to the material weaknesses in your internal control over financial
reporting were not subsumed in your disclosure controls and
                                                        procedures such that
the error in your financial statements did not impair your ability to provide reasonable
assurances that transactions are recorded as necessary to permit
 Alex Valdes
T Stamp Inc.
November 17, 2022
Page 2
      preparation of financial statements in accordance with generally accepted accounting principles as of December 31, 2021. Please further explain the basis for your conclusion, or revise as necessary. Similarly address management's consideration as it applies to your conclusions as of the subsequent quarterly periods.
2. Please explain the timing of remediation actions in relation to the identified material weaknesses. In this regard, you continue to reference the identified material weaknesses in your September 30, 2022 Form 10-Q, however, you do not disclose any changes in internal control over financial reporting or discuss any efforts to remediate such weaknesses in your Form 10-K or subsequent Forms 10-Q.
       You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding these comments.



                                                           Sincerely,
FirstName LastNameAlex Valdes
                                                           Division of
Corporation Finance
Comapany NameT Stamp Inc.
                                                           Office of Technology
November 17, 2022 Page 2
cc:       Andrew Stephenson
FirstName LastName